April 13, 2005

via facsimile and U.S. mail
Scott L. Smith
President and Chief Executive Officer
(Principal Financial Officer)
Gold Standard, Inc.
136 South Main Street, Suite 712
Salt Lake City, Utah 84101


	Re:	Gold Standard, Inc.
		Form 10-KSB/A, for the year ended October 31, 2004 Supplemental response dated April 7, 2005
      File No. 001-08397

Dear Mr. Scott L. Smith:

      We have reviewed the above filing and have the following accounting comments. We have limited our review to only the matters addressed below and will make no further review of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.











10-KSB/A for the year ended October 31, 2004

Management`s Discussion and Analysis or Plan of Operation

1. We note your response to prior comment 3, in which you indicate a preference for limiting disclosure of the nature of your exploration activities to future filings. Since you will need to amend your filing for the other matters identified, please also include expanded disclosure on this subject in your amendment. The draft amendment that you submitted as correspondence on April 7, 2005 should be further revised to address all comments in this letter, and then filed as a public document. Please contact us regarding this matter if you require further clarification.

Financial Statements, page F-2

		General

2. We have read your response to prior comment 5, and are unable to agree that your business has evolved beyond that of an exploratory stage company. Although you indicate that planned principal operations have commenced, there appears to have been no significant revenue generated by the company in almost 10 years. Your suggestion that your business plan is limited to the evaluation of geological sites, with no provision to ever conduct extraction operations, appears contrary to your disclosures under the heading of Business Development, stating that you were organized "...for the purpose of engaging in the exploration, production and sale of gold." Similarly, your disclosure under Liquidity and Capital Resources, stating "The Company is attempting to raise additional funds and is searching for joint venture partners with which it can recommence operations..." is indicative of an exploratory stage enterprise. We encourage you to read the guidance in paragraphs 8 and 9 of SFAS 7, describing various characteristics of a development stage enterprise.
As previously explained, since you are in an extractive industry, and have no mineral reserves to report, the term exploratory stage must be used instead of development stage, in describing the company. We reissue prior comment 5. Please call us to discuss this matter at your earliest availability.


  10-Q for the period ended January 31, 2004

General

3. Please revise your interim report as necessary to comply with all applicable comments written on your annual report above. Your revisions should include enhanced disclosure to MD&A, and cumulative, inception-to-date information, in your financial statements.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filing(s);

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Jon Duersch at (202) 942-1761 or Karl Hiller at
(202) 942-1981 if you have questions regarding comments on the financial statements and related matters. Please contact me at
(202)
942-1870 with any other questions. Direct all correspondence to the following ZIP code: 20549-0405.

							Sincerely,


							H. Roger Schwall
							Assistant Director
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Gold Standard, Inc.
April 13, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE